Exhibit 99.1

For immediate release Chennai, India

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On the call: Mr. Raju Vegesna, Chairman of the Board, Mr. M P Vijay Kumar, Executive Director & Group CFO and Mr. Kamal Nath, Chief Executive Officer

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Sify reports Consolidated Financial Results for Q2 FY 2024-25

Revenues of INR 10275 Million. EBITDA of INR 1963 Million.

Profit for the period INR 49 Million.

HIGHLIGHTS

•	Revenue was INR 10275 Million, an increase of 17% over the same quarter last year.

•	EBITDA was INR 1963 Million, an increase of 29% over the same quarter last year.

•	Profit before tax was INR 87 Million. Profit after tax was INR 49 Million.

•	CAPEX during the quarter was INR 2594 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “The enterprise landscape in India is undergoing a transformative evolution, driven by a confluence of regulatory advancements, innovative business models, and robust infrastructure development. As we navigate this dynamic environment, it is clear that India is emerging as a global hub for Information and Communication Technology (ICT).

Regulatory frameworks are becoming increasingly conducive to business growth, allowing for an ecosystem that encourages innovation and investment. Initiatives such as Digital India and the Make in India campaign have streamlined processes and incentivized entrepreneurship.

This shift is not just about adopting new tools; it’s about reimagining how we conduct business and deliver value to our stakeholders”.

Mr. Kamal Nath, CEO, said, “As enterprises embark on their digital transformation journeys, they are reshaping their IT frameworks to integrate a diverse array of innovative solutions. The overarching goal remains the same: to enhance user satisfaction, ensure operational resilience, and safeguard digital assets.

To support these ambitions, we are making significant capital investments and expanding our range of offerings. Our strategic focus on delivering innovative outcomes through our comprehensive suite of infrastructure and managed services uniquely positions us to partner with businesses during this pivotal transformation”.

Mr. M P Vijay Kumar, ED & Group CFO, said, “We draw your attention to Sify adopting the new standard of International Accounting Standards Board’s recent issuance of IFRS 18 (Presentation and Disclosure in Financial Statements) starting with the last quarter ending June 30, 2024. By adopting the new framework, we seek to maintain clarity and consistency in our financial communications. Importantly, while our presentation may change, there is no alteration in total income or net profit.

We also remain committed to cost-effectiveness and fiscal prudence. Our ongoing investments reflect a forward-thinking perspective that anticipates market trends. These efforts will positively impact our net profit in the near future. However, it is essential to acknowledge that these investments also lead to increased depreciation and interest costs, which we account for transparently in our financial statements.

We are also actively scaling our sustainable practices across all our businesses, with particular emphasis on our Data Centers. This commitment to sustainability is not just a compliance measure; it is integral to our long-term strategy and resonates with the broader digital transformation initiatives being pursued by industries across India.

The cash balance at the end of the quarter was INR 7574 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the quarter was Data Center colocation services 32%, Digital services 32% and Network services 36%.

•	During the quarter, Sify commissioned 6.5 MW of Data Center capacity in Mumbai.

•	As of September 30, 2024, Sify provides services via 1069 fiber nodes across the country, a 12% increase over same quarter last year.

•	Sify has now deployed 10057 SDWAN service points across the country.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Data Center Services

•	A global security firm and a nationalized bank migrated from the competition’s Data Center to Sify Data Center.

•	The national postal network signed up to expand their DR at Sify’s premises.

•	One of the largest private banks signed up for modernization of the DC to DR network path.

•	The country’s premier financial transaction settlement assurance platform and a nationalized bank signed up to expand their DR at one of Sify’s locations.

•	Sify extended its leadership in AI technology by becoming the first Data Center provider in India to achieve NVIDIA DGX-Ready Data Center Certification for Liquid Cooling at its Rabale campus.

Digital services

•	A private mobility player, a co-operative bank, an EPC major, an automation company and an ITeS company signed up to migrate their on-premise DC to our Cloud platform.

•	One of the largest housing finance players, a paints major and a couple of steel manufacturers contracted Sify to build greenfield cloud platforms.

•	Multiple players across housing finance, logistics, health, securities and asset management signed up for services like DRaaS, PaaS and IaaS.

•	A state government’s technology mission signed up for on-prem commissioning of private cloud.

•	A state government’s biotechnology promotion platform, a private healthcare and power transmission player signed up for on-prem Security build services.

•	Multiple national players across real estate infrastructure, retail, logistics and healthcare signed up for SAP services.

•	A state government training platform and another distribution platform signed up for online assessments.

Network Services

•	One of India’s largest private banks and a retail MNC signed up for Sify’s Global Cloud interconnection.

•	An India-centric Internet exchange contracted for establishing connectivity in Tier 2 cities.

•	One of India’s largest exchanges signed up for WAN across their backbone network.

•	A pharmaceutical MNC in India contracted for Low Latency Internet services.

•	One of the largest financial transaction services players contracted for Low Latency Data Center Inter-Connect services.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended September 2024	Quarter ended September 2023	Quarter ended June 2024
Revenue	10,275	8,791	9,421
Cost of Sales	(6,362)	(5,509)	(5,961)
Gross Profit	3,913	3,282	3,460
Other Operating Income	135	173	88
Selling, General and Administrative Expenses	(1,945)	(1,762)	(1,676)
Depreciation and Amortisation expense	(1,323)	(1,213)	(1,306)
Operating Profit	780	480	566
Investment Income	2	20	58
Profit before financing and income taxes	782	500	624
Interest expenses on borrowings and lease liabilities	(694)	(502)	(670)
Interest expenses on pension liabilities	(1)	-	-
Profit/(Loss) before income taxes	87	(2)	(46)

Income Tax Expense	(38)	(38)	(59)

Profit/(Loss) for the period	49	(40)	(105)

Profit attributable to:
Reconciliation with Non-GAAP measure

Profit/(Loss) for the period	49	(40)	(105)
Add:
Depreciation and Amortisation expense	1,323	1,213	1,306
Net Finance Expenses	588	361	547
Current Tax	184	202	136
Less:
Deferred Tax	(146)	(164)	(77)
Other Income (including exchange gain/loss)	(35)	(53)	(23)

EBITDA	1,963	1,519	1,784

Management-defined Performance Measures (MPMs)

Sify uses Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) as the management-defined performance measure in its public communications. This measure is not specified by IFRS Accounting Standards and therefore might not be comparable to apparently similar measures used by other entities.

Management believes adjusting operating profit for these items provides comprehensive information of the company’s operating performance.

Reconciliation with Management-defined Performance Measures:

(In INR millions)

	Quarter ended September 2024	Quarter ended September 2023	Quarter ended June 2024
Operating Profit	780	480	566
Add:
Depreciation and Amortisation expense	1,323	1,213	1,306
Less:
Interest expenses on pension liabilities	(1)	-	-
Other Income (including exchange gain/loss)	(139)	(174)	(88)
EBITDA	1,963	1,519	1,784

Segment Reporting:

(In INR millions)

	Q2 2024-25				Q2 2023-24
	Network Services	Data center Services	Digital Services	Total	Network Services	Data Center Services	Digital Services	Total
Particulars	(A)	(B)	( C)	(D)= (A)+(B)+(C)	(A)	(B)	( C)	(D)= (A)+(B)+(C)
External customers Revenue	3,679	3,334	3,262	10,275	3,571	2,717	2,503	8,791
Intersegment Revenue	-	22	55	77		22	55	77
Operating Expense	(3,406)	(1,708)	(3,171)	(8,285)	(3,097)	(1,588)	(2,566)	(7,251)
Intersegment Expense	(63)	-	(14)	(77)	(63)		(14)	(77)
Segment Result	210	1,648	132	1,990	411	1,151	(22)	1,540
Unallocated Expense:
Support Service Unit Costs				(51)				(52)
Depreciation & Amortisation				(1,323)				(1,213)
Other income / (expense), net				35				48
Finance Income				90				139
Finance Expense				(654)				(464)
Profit / (loss) before tax				87				(2)
Income taxes (expense) / benefit				(38)				(38)
Profit / (loss) for the period				49				(40)

Equity and Debt:

(In INR millions)

	30.09.2024	30.09.2023	30.06.2024
EQUITY	17,401	15,214	17,369
BORROWINGS
Long term	19,725	16,962	16,717
Short term	9,047	6,567	7,218

About Sify Technologies

A multiple times award winner of the Golden Peacock from Institute of Directors for Corporate Governance, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2024, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com